((Innovative Medical Services Logo))
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                                   PROSPECTUS

1,214,822 SHARES OF COMMON STOCK OFFERRED BY THE SELLING SECURITIES HOLDERS.

Innovative Medical Services ("Innovative", "us", or "we") will not receive any of the proceeds from the sale of shares by the Selling Securities Holders.

The Company's Shares are traded on The Nasdaq SmallCap Market under the symbol PURE.

On April 27, 2000, the closing sale price of the common stock, as reported on the Nasdaq SmallCap Market, was $3.50 per share.

THESE ARE SPECULATIVE SECURITIES, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE
INVESTMENT. (SEE "RISK FACTORS.")

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISSAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Selling Securities Holders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The Selling Securities Holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securities Holders. More information is provided in the section titled "Plan of Distribution."


The date of this Prospectus is May 10, 2000



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WHERE YOU CAN GET MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov. The Company's common stock is listed on the Nasdaq SmallCap Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed a Registration Statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. Refer to the Registration Statement on Form S-3, including the exhibits, for further information about us and our common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

Upon request, the Company will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus). The Company will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed from time to time by The Company with the SEC pursuant to the Exchange Act of 1934. Requests for copies should be directed to Donna Singer Vice President, Innovative Medical Services, 1725 Gillespie Way, El Cajon, California 92020. Telephone requests may be directed to Ms. Singer at (619) 596 9600.

CERTAIN INFORMATION WE ARE INCORPORATING BY REFERENCE

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:
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      --   Annual Report on Form 10-KSB for the fiscal year ended July 31, 1999

      --   The Definitive Proxy Statement filed on November 29, 1999

      -- Quarterly Report on Form 10-QSB for the three month period ended October 31, 1999

      -- Quarterly Report on Form 10-QSB for the six month period ended January 31, 2000

      -- All other documents filed by us after the date of this Prospectus under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, (the Exchange Act) are incorporated by reference herein to be a part thereof from the date of filing of such documents.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

Innovative Medical Services
1725 Gillespie Way, El Cajon, California 92020
e-mail: dsinger@imspure.com

This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including statements regarding The Company's drug development programs, clinical trials, receipt of regulatory approval, capital needs, collaborative agreements, intellectual property, expectations and intentions. Forward-looking statements may be identified or qualified by words such as "likely", "will", "suggests", "may", "would", "could", "should", "expects", "anticipates", "estimates", "plans", "projects", "believes", or similar expressions and variants of those words or expressions.

Forward-looking statements necessarily involve risks and uncertainties, and The Company's actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. The Company cautions readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.
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                               PROSPECTUS SUMMARY

Innovative Medical Services ("Innovative", "us" or "we"), is based in El Cajon, California. We market unique water treatment and disinfecting solutions to a broad range of customers, including pharmaceutical, healthcare and consumer markets. Our address is 1725 Gillespie Way, El Cajon, California 92020. Our telephone number is 619 596 8600.

We are the nation's leader in pharmaceutical water purification. Our cornerstone products have been the Fillmaster(R), Fillmaster 1000e(R)and Scanmaster(TM)water purification, measuring and dispensing technologies used in pharmacies to reconstitute oral antibiotic prescriptions. We market proprietary filters for these products, which are a significant source of revenues and cash flow.

We have also entered the consumer market with our Nutripure(R) line of residential drinking water systems, including the Nutripure 2000 countertop water filtration system which delivers superior product quality and capacity to consumers. Nutripure is the only water filtration system in its class that is pharmacist recommended.

Innovative Medical Services has begun marketing water treatment and disinfecting technologies. One of our initial target market is the hospital market. Hospital water systems can harbor bacteria, including Legionella-- the bacteria responsible for Legionnaires' disease, which can be deadly to patients with compromised immune systems. Our licensed technology integrates with a hospital's water system to control and eliminate bio-film buildup.

Another of our newly licensed products is Axenohl(TM). Axenohl is a patent-pending, non-toxic aqueous disinfectant containing stabilized silver ions. Axenohl does not include the use of traditional disinfectants such as chlorine or bromine compounds. We will market Axenohl to the medical, dental and food processing markets in addition to the commercial and consumer drinking water markets in conjunction with IMS' Nutripure line of water treatment systems.

In February, Innovative Medical Services launched Nutripure.com: an e-commerce web supersite providing consumers a wide variety of vitamins, minerals, nutritional supplements, homeopathic remedies and natural products. In addition to products, the website offers comprehensive health and wellness information in an easy-to-access, intuitive reference format. The website also presents the Nutripure line of water filtration systems.


SECURITIES OFFERED:   1,214,822 shares of common stock offered by the named
Selling Securities Holders.

We are not offering any of the Selling Securities Holders securities. These shares may be sold by the holders from time to time at prevailing market prices. The Company will not receive any of the proceeds from any sale of the Selling Securities Holders shares. See "Selling Security Holders".

USE OF PROCEEDS: The Company will not receive any of the proceeds from any sale of the Selling Securities Holder shares
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                              RISK FACTORS

These Securities involve a high degree of risk. Prospective purchasers should consider carefully, among other factors set forth in the Prospectus, the following:

RISK FACTORS RELATING TO THE COMPANY

1. Limited Operating History. As of July 31, 1999 we had an accumulated deficit of $3,840,610. The Company was formed in 1992 and commenced the manufacture and marketing of its Fillmaster(R) product in the final quarter of fiscal year 1993. As a result, it is subject to the risks inherent in a new enterprise, including the absence of a lengthy operating history, shortage of cash, under capitalization and new products.

2. Competition. The Company believes that the business of providing advanced technology apparatus to the pharmaceutical industry is relatively new and that it is likely that the Company will face extensive competition as the market develops. These competitors are likely to be larger and have greater financial resources than the Company. As a result no assurances can be given that the Company will be able to obtain and maintain sufficient market share to be successful. In addition, the Company's consumer line of water filtration products has been introduced into a highly competitive retail market. The products have limited retail distribution at this time, and may or may not be widely adopted by retailers. If the products do become nationally distributed, there is no assurance that retailers will continue to carry the products.

3. Dependence on Management. The success of the Company will be dependent largely upon the efforts of its present management. To the extent the services of management would be unavailable to the Company for whatever reason, the Company would be required to obtain other executive personnel to manage and operate the Company. In such event, there can be no assurance that the Company would be able to employ qualified persons on terms favorable to the Company. Although the Company has Key Man Life Insurance on its President, Michael L. Krall, it is anticipated that the Company will remain primarily dependent upon the efforts of Management. (Please see "Management.")

4. Regulation of Pharmaceutical Products. The United States Food and Drug Administration has established a Good Manufacturing Practices protocol which requires that products be built to certain standards and specifically that an apparatus used in handling anything added to a prescription not cause any contamination of the prescription. The Company believes that all components and materials in its Product meet or exceed the current FDA standards. However no assurances can be given that FDA standards will not change in the future. In addition, the United States Pharmacopeia and the National Formulary (USP/NF) provide the standards for materials and substances and their preparations that are used in the practice of healing arts and establish standards of quality, strength and purity. The USP/NF require that only "Purified Water" be used in the reconstitution of oral prescriptions. Also, State Boards of Pharmacy uniformly defer to the standards of the USP/NF. In addition, drug manufacturers themselves require the use of "Purified Water" to ensure product stability and potency. While the Company's Fillmaster(R) meets or exceeds the USP requirements for "Purified Water", no assurance can be given that the current regulations will not be modified or that new regulations be implemented which could
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adversely effect the Company's business.

5. Volatility of Retail Markets The Company's recent entrance to mass merchandising poses several risk factors. The primary retail product, the Nutripure 2000 home water filtration system, is currently being sold through select Wal-Mart stores. The Company expects distribution to increase in not only Wal-Mart, but also many other mass merchandisers in the US. The retail water filtration market is highly competitive, with other top brands backed by very large corporations. The Company will depend on developing brand awareness to attract consumers to Nutripure 2000. As with many retail products, Nutripure 2000 may be subject to external factors of retailing, including the condition of the economy, seasonal sales, dependence on shippers and transportation companies, and the ability of retailers to attract customers to the stores. The Company faces liability related to the product itself and carries insurance to mitigate that risk.

6. Early Stage Operating Subsidiary Nutripure.com, a subsidiary 80% owned by Innovative Medical Services, has a limited operating history. Nutripure.com is engaged in internet retailing of vitamins, minerals, nutritional supplements, homeopathic remedies and other natural products. Success of this operating subsidiary depends on several factors, including our ability to compete in the rapidly evolving and highly competitive online retailing market, our ability to create brand name awareness and attract and retain customers, our ability to rely on the capacity, stability, efficiency and security of internet transactions and software relating to transaction processing, our reliance upon Bergen Brunswig as our primary fulfillment partner, and our reliance upon UPS and US Mail for product shipment. In addition, Nutripure.com faces uncertainty and liability related to government regulation of vitamins, minerals, nutritional supplements, homeopathic remedies and other natural products. Governmental regulation of some over-the-counter health products may in the future limit our sales or add additional costs to distribution. Nutripure.com may also face liability for the health information and content on our website.

7. New products and technologies The Company has begun marketing several new antimicrobial silver ion technologies to industrial markets including healthcare, dental, veterinary and food processing as well as to consumer products markets. Risks involved in introducing new antimicrobial technologies include liability for product effectiveness, competition from existing or emerging antimicrobial solutions. Many of these products must be approved by government agencies, and the Company may be delayed or prevented from selling the new products until such approvals are obtained. Even after approval, the Company will remain subject to changing governmental policies regulating antimicrobial products. The Company also intends to take these technologies to the international marketplace, and international business carries a great deal of risk with regard to foreign governments, banking and markets.


RISK FACTORS RELATING TO THIS OFFERING

1. Potential Adverse Effect of Shares Issuable Upon Exercise Of Stock Options And Outstanding Shares Available for Resale. The Company has adopted a 1996 Incentive Stock Option Plan, a 1996 Directors and Officers Stock Option Plan and a 1998 Directors and Officers Stock Option Plan. The Company has reserved 1,000,000, 1,000,000 and 2,000,000 Common shares for issuance under each respective plan. As of the date of this Prospectus options to acquire 1,270,250 shares have been awarded pursuant to the 1996 and 1998 Directors and Officers Stock Option Plan. In addition, 1,147,972
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of the Company's presently outstanding 4,392,242 shares of common stock are
"restricted securities" as defined by Rule 144 adopted under the Securities Act of 1933, as amended. Rule 144 is a regulated method for holders of restricted securities to sell their securities into the market. Nearly all of holders of such restricted securities have held the securities for the time period required by Rule 144 and may sell their securities. Such sales and the exercise of options and sale of underlying shares could have an adverse effect on the market for the Shares. (Please see "Market for Company's Common Stock and Related Stockholder Matters.")

2. Maintenance Criteria for Nasdaq Securities. The National Association of Securities Dealers, Inc. (the "NASD"), which administers the Nasdaq SmallCap Market has established the criteria for continued Nasdaq eligibility. In order to continue to be included in the Nasdaq SmallCap Market, a company must maintain $2 million in total assets, a $200,000 market value of its public float and $1 million in total capital and surplus. In addition, continued inclusion requires two market-makers, at least 300 holders of the Shares and a minimum bid price of $1 per share; provided, however, that if a company falls below such minimum bid price, it will remain eligible for continued inclusion in Nasdaq if the market value of the public float is at least $1 million and the Company has $2 million in capital and surplus. The Company's failure to meet these maintenance criteria in the future may result in the discontinuance of the inclusion of its securities in Nasdaq. In such event, trading, if any, in the securities may then continue to be conducted in the non-Nasdaq over-the-counter market in what are commonly referred to as the electronic bulletin board and the "pink sheets". As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the securities. In addition. the Company would be subject to a Rule promulgated by the Securities and Exchange Commission (the "Commission") that, if the Company fails to meet criteria set forth in such rule, imposes various sales practice requirements on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. Consequently, the rule may have an adverse effect on the ability of broker-dealers to sell the securities, which may affect the ability of purchasers in the offering to sell the securities in the secondary market.

3. Risk of Investing in Penny Stocks.We believe our common stock may be characterized as penny stock. As such, broker-dealers dealing in our common stock will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine the if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock. The broker-dealer must also disclose the best bid and offer prices available for our stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it difficult for an investor to sell their shares.

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
                        DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 20,000,000 shares of its no par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be set from time to time prior to issuance by the Board of Directors.

Class A Warrants

Each Class A Warrant entitles the holder to acquire an additional common share for $5.25 per common share. The Class A Warrants remain exercisable until August 8, 2001.

The Class A Warrants are redeemable for $0.05 per Class A Warrant provided the closing bid price for the common shares shall have averaged in excess of $9.00 per share for any twenty (20) trading days within a period of thirty (30) consecutive business days ending within five (5) days of the date of a Notice of Redemption. The Class A Warrants expire on August 8, 2001.

Class Z Warrants: The Class Z Warrants entitle the holder to acquire one (1) common share at $10 per share. The Class Z Warrants have been exercisable since August 8, 1998 and expire on August 8, 2001.



                        SELLING SECURITY HOLDERS

The following Selling Security Holders whose shares have been registered for public resale are set forth below:

SELLING SECURITIES HOLDER                   SECURITIES OWNED   %Before    %After
                                            AND OFFERED       Offering  Offering

Richard Rogers & Julie Rogers JTWROS         29,630 (1)       0.5%      0
Mark Vittert & Carol Vittert                 29,630 (1)       0.5%      0
Glen Wegner                                  29,630 (1)       0.5%      0
Orienstar Finance Limited                    29,630 (1)       0.5%      0
Stanford E. Bazilian                        207,408 (2)       3.2%      0
Sofisco Nominees Limitied                   592,594 (3)       9.1%      0
Richard W. Strang Sr Trustee                 29,630 (1)       0.5%      0
Strang Mech. Emp. Ret. Trust
William A. Shewalter                         59.260 (1)       1.0%      0
John W. Dowd III                             29,630 (1)       0.5%      0
Antonio C Alvarel                            29,630 (1)       0.5%      0
Roy Thung                                    29,630 (1)       0.5%      0
Michael Rothaus                              29,630 (1)       0.5%      0
Billy W. Ward                                29,630 (1)       0.5%      0
James Pritsiolas                             29,630 (1)       0.5%      0
George Tagaris                               29,630 (1)       0.5%      0
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(1)  Includes  14,815  shares  issuable  upon exercise of a warrant at $5.25 per share contained a Unit purchased in March 2000.

(2) Includes 103,704 shares issuable upon exercise of a warrant at $5.25 per share contained a Unit purchased in March 2000.

(3) Includes 296,297 shares issuable upon exercise of a warrant at $5.25 per share contained a Unit purchased in March 2000.

William A. Shewalter and James Pritsiolas are directors of Nutripure.com, a subsidiary of Innovative Medical Services. Global Consulting, Inc., is a public relations consultant to the Company. None of the other Selling Security Holders nor any of their affiliates have ever held any position, office, or other material relationship with the Company nor hold any additional shares of Innovative.



              SELLING SECURITY HOLDERS PLAN OF DISTRIBUTION

The Selling Security Holders may sell or distribute its shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the Selling Security Holder.

The distribution of the Selling Security Holders shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the following types of transactions:

1.   Over-the-counter market sales
2.   Privately negotiated sales
3. By writing of options on the shares (whether such options are listed on an options exchange or otherwise).

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

If the Selling Security Holders effect such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved).

A Selling Security Holder and any brokers, dealers or agents that participate in the distribution of the securities might be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

A Selling Security Holder may pledge the shares from time to time in connection with such Selling Security Holder's financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell
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the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this Prospectus. The Company will not receive any of the proceeds from the sale of any of the shares by the Selling Security Holder.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Security Holder.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.


TRANSFER AGENT

The Transfer Agent with respect to the Shares is American Securities Transfer & Trust, Inc., Lakewood, Colorado.

LEGAL MATTERS

The legality of the Shares offered will be passed on for the Company by Dennis Brovarone, Attorney at Law, Westminster, Colorado. Mr. Brovarone is also a Director of the Company.


EXPERTS

The Financial Statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended July 31, 1999 have been so incorporated in reliance on the report of Steven Holland certified public accountant, given on the authority of said firm as experts in auditing and accounting.

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NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION
OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES UNDERLYING THE CLASS A WARRANTS OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES AND THE CLASS A WARRANTS IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

TABLE OF CONTENTS

Where You Can Get More Information..................................... 2
Certain Information We Are Incorporating by Reference.................. 2
Forward Looking Statements............................................. 3
Risk Factors........................................................... 3
Prospectus Summary......................................................4
Selling Stockholders....................................................8
Plan of Distribution....................................................9
Legal Matters..........................................................10
Experts................................................................10


UNTIL JUNE 5, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


                                                   (Innovative Medical Services)
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                              PROSPECTUS
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